

20014069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
SEC Mail Processing PART III

SEP 02 2020   FACING PAGE

Washington, DC

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 AND ENDING 06/30/20

MM/DD/YY		MM/DD/YY

SEC FILE NUMBER
8-67655

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xnergy Financial. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 Sorrento Valley Road, Suite 220

(No. and Street)

San Diego	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci   732-241-4888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions

(Name – if individual, state last, first, middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Calamunci _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xnergy Financial. LLC _____ , as of June 30 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Robert Calamunci
_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REPORT PURSUANT TO SEC RULE 17A-5

XNERGY FINANCIAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2020

XNERGY FINANCIAL, LLC

INDEX TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2020

 

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Xnergy Financial LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Xnergy Financial LLC as of June 30, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Xnergy Financial LLC as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Xnergy Financial LLC's management. Our responsibility is to express an opinion on Xnergy Financial LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Xnergy Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Xnergy Financial LLC's financial statements. The supplemental information is the responsibility of Xnergy Financial LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Xnergy Financial LLC's auditor since 2017.

Assurance Dimensions
Margate, Florida
August 31, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

XNERGY FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2020

ASSETS

Current assets:

Cash	$	43,213

Other assets:

Security deposit		6,854
Total other assets		6,854
Total assets	$	50,067

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Current liabilities:

Accrued expenses	$	6,847
Total liabilities		6,847
Members' Equity		43,220
Total liabilities and members'equity	$	50,067

See accompanying notes to financial statements.

2

XNERGY FINANCIAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2020

Revenues:

Investment banking fees	$	480,282
Other income		20,901
Total revenues		501,183

Expenses:

Professional and consulting fees	209,070
Loss on investment	50,000
Office expense	28,817
Rent	19,129
Regulatory, licensing and fees	17,362
Legal	1,725
Total expenses	326,103

Net income $ 175,080

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED JUNE 30, 2020

Balance, July 1, 2019	$	47,640
Less: Distributions to member		(179,500)
Net income		175,080
Balance, June 30, 2020	$	43,220

XNERGY FINANCIAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2020

Cash flows from operating activities:

Net income	$ 175,080
Adjustments to reconcile net income to	
Cash from operating activities:	
Loss on investment	50,000
Increase in accounts payable and accrued expenses	1,609
Net cash provided by operating activities	226,689

Cash flows from investing activities

Cash paid for SAFE investment	(50,000)
Net cash used by financing activities	(50,000)

Cash flows from financing activities

Members' distributions	(179,500)
Net cash used by financing activities	(179,500)
Net decrease in cash and cash equivalents	(2,811)
Cash and cash equivalents at beginning of the period	46,024
Cash and cash equivalents at end of the period	$ 43,213

Supplemental disclosure of cash flow information:
Cash paid during the period for:

Interest	$ -
Taxes	$ 3,500

See accompanying notes to financial statements.

5

XNERGY FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2020

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC (a wholly owned subsidiary of Xnergy, LLC) ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was 100% owned by Xnergy, LLC. Xnergy Financial, LLC was 100% owned by Xnergy, LLC.

On July 19, 2019, Xnergy, LLC entered into an agreement with Primior Capital, LLC to sell 50% of Xnergy Financial, LLC in a two step transaction. On July 19, 2019 Xnergy sold 24.5% Of Xnergy Financial with the remaining 25.5% sold upon FINRA's approval of Primior's investment. During November 2019, FINRA approved Primior's ownership and the remaining 25.5% was sold to Primior. Therefore as of November 19, 2019, Xnergy Financial LLC was owned 50% by Xnergy LLC and 50% by Primior Capital LLC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America. These financial statements cover the year ended June 30, 2020.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2020.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued):

for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Government and Other Regulation

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 5].

Concentrations of risk

The Company maintains its cash in bank accounts at high quality financial institutions. The balances at times, may exceed federally insured limits of $250,000. However, the Company has incurred no losses on their accounts and believes that the risk of loss is minimal. At June 30, 2020, the Company did not have any cash in excess of federally insured limits.

During the year ended June 30, 2020, the Company had no single customer whose revenue exceeded 10% of total revenue.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* on July 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective July 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. The majority of our revenue arrangements generally consist of two performance obligations to provide services (i) compliance and due diligence and (ii) selling our clients securities. Our fees are allocated to each performance obligation as follows: compliance fee is earned and recorded over the due diligence period which is usually less than seven days and success fee is earned upon successful closing of private placement. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance.

Income taxes

The Company is treated as a disregarded entity for federal income tax reporting purposes and, thus no federal tax expense has been recorded in the financial statements. The net income of the Company is passed through to its sole member, Xnergy, LLC, and reported on its tax return. The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *740, Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of June 30, 2020, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2020, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to 2018.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was effective for us on July 1, 2019. The Company does not have any leases which meet the criteria as of June 30, 2020.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

NOTE 3 –FAIR VALUE MEASUREMENT Of INVESTMENT

During the year the Company invested $50,000 in NewRain International LLC (Simple Agreement for Future Equity). This investment is highly speculative and is in its startup phase. There are no techniques available for valuation, and as such, management has decided to write off the investment in its entirety.

NOTE 4 –SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events,* through August 28, 2020 the date the financial statements were available to be issued. Based on management's evaluation there were no subsequent events that require disclosure at the period ended for this engagement.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and the Company maintains minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($349 at June 30, 2020), whichever is higher. At June 30, 2020 the Company had net capital of $31,366 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.1883 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - RELATED PARTY TRANSACTIONS

Operating facilities and administrative costs

The Company has an expense sharing agreement with its parent, Xnergy, LLC, whereby any costs for the use of office space and other office resources and administrative costs are paid by Xnergy, LLC. These costs are recorded as capital contributions by Xnergy, LLC. The amount of office space and other office resources and administrative costs paid by the Company for the year ended June 30, 2020 were approximately $19,000.

Note 6 – COMMITMENTS AND CONTINGENCIES

As of the audit date there are no contingencies, guarantees of debt, and the like.

XNERGY FINANCIAL, LLC

Schedule I -of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

JUNE 30, 2020

Credit Factors		
Members' Equity	$	43,220
Total credit factors		43,220
Debit Factors		
Security Deposit		6,854
Net Capital		36,366
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness $6,847		
or $5,000		5,000
Remainder: Capital in excess of all requirements	$	31,366

Capital ratio (maximum allowance 1500%)
(*)Aggregate indebtedness
Divided by: Net capital

$$\frac{6,847}{36,366} = 18.83\%$$

(*)Aggregate indebtedness:		
Accounts payable and accrued expenses	$	6,847

<u>Statement Pursuant to Paragraph (d)(4) of Rule 17a-5</u>		
Net capital as reported in Company's Part II (unaudited) Focus Report	$	36,366
Decrease in other investment reported on statement of financial position		(50,000)
Increase in debit factor resulting from June 30, 2020 audit adjustment (recorded as loss on investment through earnings)		50,000
Net Capital, as included in this report	$	36,366

<u>**XNERGY FINANCIAL, LLC**</u>

June 30, 2020

Schedule II
Determination of Reserve requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
According to the provision of Rule 15c3-3.

Schedule III
Information Relating to possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
Requirements.



Xnergy
Investment Banking

Assertions Regarding Exemption Provisions

XNERGY FINANCIAL, LLC

Exemption Report

XNERGY FINANCIAL, LLC is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-S, " Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(1) and (4). To the best of its k now ledge and belief, XNERGY FINANCIAL, LLC states the following:

1. XNERGY FINANCIAL, LLC is filing an Exemption Repo rt in accordance with Footnote 74 of SEC Release No. 34-70073 because it does not hold customer funds or securities, is not claiming an exemption from 17 C.F.R. § 240.15c3-3, and its business activities are limited to private placement of securities and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

2. XNERGY FINANCIAL, LLC met the pro visions of Footnote 74 of SEC Release No. 34-70073 throughout the year ended June 30, 2020 without exception.

I, Robert Calamunci, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Robert Calamunci   8.28.20

Robert Calamunci,
Chief Financial Officer
Xnergy Financial, LLC

 **ASSURANCE**DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- – EXEMPTION REPORT REVIEW

To the Member of Xnergy Financial LLC:

We have reviewed management's statements, included in the accompanying Xnergy Financial LLC, in which (1) Xnergy Financial LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Xnergy Financial LLC claimed an exemption from 17 C.F.R. §240.15c3-3 as it does not hold or carry customer accounts, fund or securities and (2) Xnergy Financial LLC stated that Xnergy Financial LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Xnergy Financial LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Xnergy Financial LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
August 31, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com